Exhibit 99.1

ASX Announcement	16 May 2019

ASX Code: SEA
NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8274 2128   Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Australia Limited Announces

Increase in Borrowing Base to US $170.0 Million

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ:SNDE) (the “Company”) today announced that the Company’s bank group had completed its regularly scheduled spring borrowing base redetermination, resulting in unanimous approval for a significant borrowing base increase and pricing reduction.

Spring 2019 Redetermination Highlights Include:

•      Borrowing Base availability increase of 39% from US $122.5 million to US $170.0 million.

•      Reduction of 25 bps to the Credit Facility’s pricing grid.

•      Expansion of the Company’s bank syndicate by two additional members, bringing the total to seven financial institutions.

•                 Reserves associated with the Dimmit asset were removed for calculation of the borrowing base so upon sale of the assets the borrowing base will not change.

Sundance’s Chief Executive Officer and Managing Director, Eric McCrady, commented, “Sundance would like to thank its bank group for their continued support. This strong vote of confidence reflects the quality of our premier asset base and strong balance sheet, as well as our continued success in delivering outstanding well results through our development program. The Company’s pre-existing available liquidity was more than sufficient to support our development program through free cash flow production in the second half of the year. This substantial increase to our Borrowing Base will provide us with an even greater liquidity cushion and enable significant strategic flexibility.”

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at  www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at  www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery an d development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future developmen t costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting o n its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8274 2128